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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9


        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

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                         JOHNS MANVILLE CORPORATION
                         (Name of Subject Company)

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                         JOHNS MANVILLE CORPORATION
                    (Name of Person(s) Filing Statement)

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

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                                478129 10 9
                   (CUSIP Number of Class of Securities)

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                             DION PERSSON, ESQ.
                              VICE PRESIDENT,
                  ASSISTANT GENERAL COUNSEL AND SECRETARY
                         JOHNS MANVILLE CORPORATION
                              717 17TH STREET
                           DENVER, COLORADO 80202
                         TELEPHONE: (303) 978-2000
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
        and Communications on Behalf of Person(s) Filing Statement)

                              WITH COPIES TO:
                          STEPHEN F. ARCANO, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NY 10036-6522
                          TELEPHONE: 212-735-3000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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 PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


                              Contacts:  John C. Cummings, Johns Manville,
                                         (303) 978-4914
                                         Marc D. Hamburg, Berkshire Hathaway,
                                        (402) 346-1400



            JOHNS MANVILLE TO BE ACQUIRED BY BERKSHIRE HATHAWAY;
        ANNOUNCES AGREEMENT TO REPURCHASE SHARES FROM MAJORITY OWNER

DENVER, Colo. & OMAHA, Neb., December 20, 2000 --- Johns Manville (NYSE:
JM) and Berkshire Hathaway Inc. (NYSE: BRK. A, BRK. B) announced today that they have approved and entered into a definitive merger agreement pursuant to which Berkshire Hathaway will acquire all of the outstanding shares of Johns Manville for $13.00 per share in cash.

The merger agreement provides that, no later than January 3, 2001, a subsidiary of Berkshire Hathaway will commence a tender offer for all outstanding shares of Johns Manville's common stock. The Board of Directors of Johns Manville has unanimously approved the merger agreement and recommends that shareholders tender their shares into the tender offer. In addition, the Manville Personal Injury Settlement Trust (the "Trust"), which owns approximately 76 percent of the outstanding common stock of Johns Manville, has agreed to tender its shares into the offer. J.P. Morgan & Co. served as financial advisor and delivered a fairness opinion to the Board of Directors of Johns Manville.

The tender offer is subject to receiving governmental approvals, court approval of the Trust's tender and other customary conditions. Upon successful completion of the tender offer, the agreement calls for a merger pursuant to which any remaining shareholders will receive cash in the same amount as paid in the tender offer. Johns Manville will become a wholly owned subsidiary of Berkshire Hathaway and will continue to be headquartered in Denver.

Jerry Henry, Chairman & CEO of Johns Manville said, "All of us at Johns Manville are pleased to know that Warren Buffett recognizes the long term value of our company, and the consistent performance our people have delivered over the years. The transaction will allow the company to grow our business and to continue meeting our customers' needs under an ideal ownership and capital structure."

Warren Buffett, Chairman of Berkshire Hathaway said, "We are pleased about the opportunity to own a company with such strong market positions, leadership, and financial performance. Johns Manville fits well in the Berkshire family of successful enterprises with global brand recognition."

Johns Manville also announced an agreement with the Trust to repurchase approximately $135 million of its common stock from the Trust at a price of $13 per share, reflecting the purchase price in the transaction with Berkshire Hathaway. The share repurchase will result in an increase to 2000 earnings per share of approximately $0.25. Johns Manville receives a U.S. federal and state income tax deduction when the Trust distributes proceeds from the sale of company securities to a settlement fund.

Robert A. Falise, Chairman and Managing Trustee of the Trust, stated that he was confident that the required court approval would be obtained and said that the transaction would further diversify the Trust's assets and provide additional liquidity for payment of claims to its estimated one million beneficiaries. He added that the proceeds from the repurchase will be transferred to the settlement fund during 2000.

In addition, JM has agreed, subject to court approval and other conditions, to pay the Trust $90 million in settlement of JM's obligation for future income taxes of the Trust.

Johns Manville is a leading manufacturer and marketer of premium-quality building products. The 142-year-old Denver-based company had sales of $2.2 billion in 1999. Johns Manville employs approximately 9,700 people and operates 55 manufacturing facilities in North America, Europe and China. Additional information can be found at www.jm.com.

Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The largest of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

This release contains "forward looking statements" within the meaning of the federal securities laws with respect to the company's future financial prospects, the closing of the proposed merger, and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results and outcomes to differ materially from those expressed in such statements. Important factors that could cause such differences include, but are not limited to, macroeconomic factors affecting financial markets, demand in residential and commercial construction and replacement markets such as the general rate of inflation, interest rates, employment rates and overall consumer confidence. Other factors may include capacity levels in the industry, changes in product pricing, the availability and pricing of raw materials, rates of technological development, and changes in productivity.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Johns Manville. The tender offer will be made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release when they become available because they will contain important information. The tender offer statement will be filed by Berkshire Hathaway with the Securities and Exchange Commission (SEC), and a solicitation/recommendation statement will be filed by Johns Manville with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Johns Manville and Berkshire Hathaway at the SEC's web site, www.sec.gov.


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